UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______*)

SAN JOSE INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, without a par value of $0.0001
(Title of Class of Securities)
798212 20 5
(CUSIP Number)
copy to: Bernard I. Pinsky Clark, Wilson Barristers & Solicitors Patent & Trade-Mark Agents 800 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 19, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

SCHEDULE 13D
CUSIP No.	798212 20 5
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zeev Bronfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,900,006 shares of common stock beneficially owned
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
3,900,006 shares of common stock beneficially owned
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,900,006 shares of common stock beneficially owned
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.25%, based on 23,996,512 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
Zeev Bronfeld - IN

Item 1. Security and Issuer

This Statement relates to common shares without par value of San Jose International, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 1500-800 West Pender Street, Vancouver, BC, V6C 2V6.

Item 2. Identity and Background

Zeev Bronfeld, a citizen of Israel, is the Chief Executive Officer of Biocell Ltd. (an Israeli Corporation), with an address at 6 Uri St. Tel Aviv 64954, Israel.

During the last five years, Mr. Bronfeld has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours). During the last five years, Mr. Bronfeld was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Bronfeld beneficially owns a total of 3,900,006 shares of common stock of the Issuer on July 19, 2004. Mr. Bronfeld acquired beneficial ownership of 3,900,006 shares of the Issuer's common stock pursuant to a stock purchase agreement with a shareholder of the Issuer.

Item 4. Purpose of Transaction

The purpose of the transaction described above was for a long term investment in the Issuer.

Mr. Bronfeld does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer's or its subsidiaries' assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; any changes to the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

Mr. Bronfeld beneficially owns an aggregate of 3,900,006 shares of common stock (16.25%) of the Issuer.

Mr. Bronfeld has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 3,900,006 shares of common stock (16.25%) of the Issuer.

Other than described in Item 3 above, Mr. Bronfeld has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2004	/s/ Zee Bronfeld Signature
Zeev Bronfeld Name/Title